AB

VF 4-26-02

02022470

[UN]ITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
[Washi]ngton, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 17 2002 WASH. D.C. 165

| SEC FILE NUMBER |
|---|
| 8-34534 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southern Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 N. Main Street
(No. and Street)

Summerville, (City) SC (State) 29483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Maurer 843-875-9360
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Kirkland & Beauston LLP
(Name – *if individual, state last, first, middle name*)

150 N. Ninth Street, (Address) West Columbia (City) SC (State) 29169 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
P
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 5-13-02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard M. Wooten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Financial Group, Inc., as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

CPO

Title

Jane W. Harris, Notary Public
*My commission expires March 5, 2011*
State of South Carolina

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Southern Financial Group, Inc.

## Audited Financial Statements

As of and for the Years Ended
December 31, 2001 and 2000

# Table of Contents

**MOORE KIRKLAND & BEAUSTON L.L.P.**
*Certified Public Accountants & Consultants*
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditors' Report

The Board of Directors
Southern Financial Group, Inc.
Columbia, South Carolina

We have audited the accompanying statements of financial condition of Southern Financial Group, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Financial Group, Inc. as of December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Moore Kirkland + Beauston L.L.P.
West Columbia, South Carolina
March 26, 2002

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
www.mkbcpa.com

# Southern Financial Group, Inc.

Statements of Financial Condition

December 31,

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash | $ 333,880 | $ 382,474 |
| Receivable from clearing organization | 37,768 | 26,587 |
| Accounts receivable | 117,732 | 593 |
| Prepaid expenses | 69,873 | 38,400 |
| Total Current Assets | 559,253 | 448,054 |
| Advances to affiliates, net | 1,172,846 | 1,095,485 |
| Advances to employees, net | 115,088 | 156,096 |
| Furniture and equipment, net | 113,531 | 188,443 |
| Deposits | 15,353 | 17,028 |
| Other | 3,300 | 20,178 |
| Total Assets | $1,979,371 | $1,925,284 |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities: | | |
| Accounts payable | $ 129,526 | $ 121,297 |
| Accrued expenses | 73,477 | 13,658 |
| Commissions payable | 58,736 | 110,903 |
| Total Current Liabilities | 261,739 | 245,858 |
| Stockholders' Equity: | | |
| Common stock ($.01 par value, 250 shares authorized, issued 100 shares; 90 shares outstanding). | 1 | 1 |
| Additional paid-in capital | 855,441 | 855,441 |
| Retained earnings | 862,192 | 823,984 |
| Total Stockholders' Equity | 1,717,634 | 1,679,426 |
| Total Liabilities and Stockholders' Equity | $1,979,371 | $1,925,284 |

*See accompanying notes and independent auditors' report.*

## Southern Financial Group, Inc.

Statements of Income

For the years ended December 31,

| | 2001 | 2000 |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ 2,300,519 | $ 4,855,691 |
| Concessions | 69,535 | 283,074 |
| Investment banking | 2,848,908 | 2,927,869 |
| Interest | 85,384 | 105,357 |
| Other | 8,197 | 42,439 |
| Total revenues | 5,312,543 | 8,282,182 |
| **Expenses:** | | |
| Employee compensation and benefits | 1,339,131 | 1,245,331 |
| Commissions | 944,960 | 2,098,817 |
| Investment banking | 962,544 | 1,260,648 |
| Communications | 235,326 | 340,267 |
| Occupancy and equipment rental | 293,176 | 461,802 |
| Depreciation | 75,700 | 76,443 |
| Professional and consulting | 252,825 | 138,912 |
| Clearing | 377,932 | 1,154,014 |
| Insurance | 232,793 | 171,997 |
| Telephone | 101,362 | 188,947 |
| Other operating expenses | 432,586 | 803,565 |
| Total expenses | 5,248,335 | 7,940,743 |
| Income before income taxes | 64,208 | 341,439 |
| Provision for income taxes | 26,000 | 127,015 |
| Net income | $ 38,208 | $ 214,424 |

*See accompanying notes and independent auditors' report.*

## Southern Financial Group, Inc.

Statements of Changes in Stockholders' Equity
For the years ended December 31,

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
| Balance, December 31, 1999 | 90 | $ 1 | $ 855,441 | $ 609,560 | $ 1,465,002 |
| Net income, 2000 | | | | 214,424 | 214,424 |
| Balance, December 31, 2000 | 90 | 1 | 855,441 | 823,984 | 1,679,426 |
| Net income, 2001 | | | | 38,208 | 38,208 |
| Balance, December 31, 2001 | 90 | $ 1 | $ 855,441 | $ 862,192 | $ 1,717,634 |

*See accompanying notes and independent auditors' report.*

# Southern Financial Group, Inc.

Statements of Cash Flows

For the Years Ended December 31,

| | 2001 | 2000 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ 38,208 | $ 214,424 |
| **Adjustments to reconcile net income to net cash used by operating activities:** | | |
| Depreciation | 75,700 | 76,443 |
| Changes in assets and liabilities: | | |
| Receivables and advances to affiliates/employees | (164,675) | (363,402) |
| Prepaid expenses and deposits | (29,798) | 12,630 |
| Other assets | 16,878 | (20,178) |
| Accounts payable and accrued expenses | 68,048 | 31,733 |
| Commissions payable | (52,167) | (72,515) |
| Net cash used by operating activities | (47,806) | (120,865) |
| **Cash flows from financing activities** | | |
| Proceeds from short-term note payable | — | 300,000 |
| Repayment of short-term note payable | — | (300,000) |
| Net cash provided by financing activities | — | — |
| **Cash flows from investing activities** | | |
| Purchases of furniture and equipment | (788) | (22,422) |
| Net cash used by investing activities | (788) | (22,422) |
| Net decrease in cash and cash equivalents | (48,594) | (143,287) |
| Cash and cash equivalents at beginning of year | 382,474 | 525,761 |
| Cash and cash equivalents at end of year | $ 333,880 | $ 382,474 |
| **Supplemental schedule of cash flow information:** | | |
| **Cash paid during the year for:** | | |
| Income taxes | $ — | $ 12,280 |
| Interest | $ 10,648 | $ 14,613 |



*See accompanying notes and independent auditors' report.*

## Southern Financial Group, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000

### Note 1. Organization and Nature of Operations

Southern Financial Group, Inc. (the "Company") was incorporated in 1985, and began operations in 1986. The Company is a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Atlantic Securities Exchange Inc. ("Parent"). The Company recognizes certain expenses of the parent in lieu of an approximately equivalent management fee.

The Company provides discount brokerage services to individuals through an approved clearinghouse and underwriting and selling services to corporate clients and municipalities. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, investment banking, investment advisory, and venture capital businesses.

### Note 2. Summary of Significant Accounting Policies

#### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The collectibility of advances to affiliates as reported in the accompanying statements of financial condition is particularly susceptible to estimation as collectibility is dependent upon the financial viability of the affiliates.

#### Reclassifications

Certain amounts previously reported for the year ended December 31, 2000 have been reclassified to conform with the December 31, 2001 presentation. These reclassifications had no effect on net income or working capital for and as of the year ended December 31, 2001.

#### Revenue Recognition

The Company recognizes commissions on annuity and life contracts sold ten days after the contract has been delivered to the customer. The Company recognizes offering commission revenues and expenses upon closing of the offering. Commissions on brokerage services are recognized on the trade date.

## Note 2. Summary of Significant Accounting Policies (continued)

### Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the revenue is reasonably determinable.

### Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated using accelerated and straight-line methods over the estimated useful lives. Estimated useful lives are five years for furniture and equipment. Leasehold improvements are depreciated over the lesser of the economic useful life of the improvement or the term of the lease. Gain or loss on disposal of property and equipment is recognized in the accompanying statements of income when incurred.

### Cash and Cash Equivalents

The Company considers all demand deposits, money market funds and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents. Cash as reported on the accompanying Statements of Financial Condition includes $44,000 held by and restricted for the use of the Company's clearing organization.

### Income Taxes

The Company's activity is included in the consolidated federal income tax return filed by its Parent. The provision for income taxes is determined as if the Company filed on a separate return basis with the amount netted in advances to affiliates in the accompanying statements of financial condition. The provision for income taxes is recognized utilizing currently enacted tax laws and rates as of the date of the financial statements. The Company files separate state income tax returns.

### Clearing Expenses

Clearing expenses represents costs charged by the clearinghouse for the execution of securities. In addition, miscellaneous charges from the clearinghouse such as account write-offs and broker errors are included. These charges totaled approximately $78,000 and $383,000 in 2001 and 2000, respectively.

## Note 3. Furniture and Equipment

As of December 31, furniture and equipment consist of the following:

| | 2001 | 2000 |
|---|---|---|
| Furniture and equipment | $ 423,630 | $ 422,842 |
| Less, accumulated depreciation | (310,099) | (234,399) |
| Furniture and equipment, net | $ 113,531 | $ 188,443 |

The Company leases office space, furniture and equipment under operating leases expiring in various years through 2010. Some of the operating lease agreements contain renewal terms and rent escalation terms including the Company's responsibility for the payment of property taxes and assessments for certain building expense overages. The future annual minimum rental payments below include amounts for office space vacated by the Company, as the Company remains liable.

Aggregate future annual minimum rental payments (receipts) under operating leases are as follows:

| Years ending December 31, | Office Space | Subleased Office Space | Equipment | Vehicles | Total |
|---|---|---|---|---|---|
| 2002 | $ 226,607 | $ (30,000) | $ 44,027 | $ 31,615 | $ 272,249 |
| 2003 | 160,989 | (30,000) | 9,906 | 18,339 | 159,234 |
| 2004 | 72,656 | (5,000) | 7,207 | 7,111 | 81,974 |
| 2005 | 12,716 | | | 4,507 | 17,223 |
| 2006 | | | | 4,507 | 4,507 |
| Thereafter | | | | 2,629 | 2,629 |
| Total minimum lease payments | $ 472,968 | $ (65,000) | $ 61,140 | $ 68,708 | $ 537,816 |

Rent expense under these leases totaled $293,176 and $462,855 in 2001 and 2000, respectively.

## Note 4. Concentrations of Credit Risk

The Company maintains its cash balances with regional banking institutions insured by the Federal Deposit Insurance Corporation. As of December 31, 2001, the Company's balances on deposit in excess of insured limits totaled approximately $140,000.

## Note 5. Transactions with Affiliates

The Company has advanced funds for the start-up and operations of the following affiliates as of December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Atlantic Securities Exchange, Inc. (Parent) | $ 1,008,936 | $ 793,867 |
| Atlantic Securities Mortgage Company * | 210,085 | 171,940 |
| Service Corporation * | 125,538 | 114,890 |
| Atlantic Securities Planning, Inc. * | 14,788 | 14,788 |
| Subtotal | 1,359,347 | 1,095,485 |
| Less, Reserve for Uncollectable Accounts | (186,501) | |
| Total | $ 1,172,846 | $ 1,095,485 |

* A wholly owned subsidiary of the Parent.

The Company has not declared nor paid any dividends to its Parent that, if recorded, would reduce the balance of the above advances. The unaudited, condensed consolidated financial position of the parent and its subsidiaries as of December 31, 2001, is as follows:

| | | |
|---|---|---|
| **Assets:** | | |
| Current Assets | $ | 1,276,502 |
| Investments and Receivables | | 4,912,008 |
| Property and Equipment | | 1,120,654 |
| Total Assets | $ | 7,309,164 |
| **Liabilities and Stockholders' Equity:** | | |
| Current Liabilities | $ | 2,023,512 |
| Long-Term Debt | | 4,024,172 |
| Stockholders' Equity | | 1,261,480 |
| Total Liabilities and Stockholders' Equity | $ | 7,309,164 |

## Note 6. Additional Paid-in-Capital

Additional paid-in-capital includes the Parent's capital contribution of $589,347 and is reduced by treasury stock of $5,000.

## Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at a time when the Company's net capital, as defined, is less than $100,000 or aggregate indebtedness, as defined, exceeds 1,000 percent of net capital. As of December 31, 2001, the Company had net capital of $157,512, which was $57,512 in excess of its required net capital.

The advances to affiliates and prepaid expenses reflected in the accompanying statements of financial condition are not allowable assets for the purpose of computing minimum net capital under Rule 15c3-1.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provision of Paragraph (k)(2)(ii), in that the Company does not hold customer securities and all customer funds received in connection with limited partnership offerings are immediately deposited in a restricted escrow account handled by another broker-dealer.

## Note 8. Income Taxes

The Company had no deferred tax assets or liabilities as of December 31, 2001 and 2000. The difference between the expected provision for income taxes computed at the federal statutory income tax rate and the Company's provision for income taxes is the result of nondeductible expenses and increases due to state taxes, net of federal income tax effects.

## Note 9. Contingencies

The Company is involved in various legal, arbitration and regulatory matters arising in the normal course of business. The more significant of these were asserted subsequent to year-end and are in process of being investigated and evaluated by management and the Company's counsel. An adverse resolution of these recently asserted matters could potentially have a material effect on the Company's financial condition when resolved. Based on facts currently available, management believes that the disposition of these matters will not have a materially adverse effect on the financial position of the Company. Neither management nor counsel is able to estimate the possible loss or range of loss.

## Note 9. Contingencies (continued)

Additionally, an adverse outcome is probable in the near term on another security investor matter awaiting a final hearing in arbitration. The plaintiff is seeking actual damages of approximately $450,000 and punitive damages to be determined in arbitration. The maximum amount of punitive damages is $420,000. The Company believes its maximum exposure is $50,000 because of insurance coverage. However, the Company's insurance carrier is providing a defense with a reservation of its rights to deny coverage. If coverage is denied, the Company would be liable for the entire award or settlement. The accompanying financial statements include an accrual of $50,000 for this matter.

## Note 10. Employee Benefit Plans

The Company adopted a Qualified Retirement Savings Plan (401(k) ) effective January 1, 2001. All employees as of October 1, 2000 who were twenty-one years of age were eligible to participate. Subsequent eligibility requires one year of service. Participants may elect to contribute 1% to 15% of their compensation, as defined, subject to statutory limitations. Any matching contributions are made solely at the discretion of the Company and vest to the participant ratably over four years. The Company made no contributions to the plan in 2001.

# Supplementary Information

**MOORE KIRKLAND & BEAUSTON L.L.P.**
*Certified Public Accountants & Consultants*
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

# Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Southern Financial Group, Inc.

We have audited the accompanying financial statements of Southern Financial Group, Inc. as of and for the years ended December 31, 2001 and 2000, and have issued our report thereon dated March 26, 2002. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Kirkland + Beauston L.L.P.

West Columbia, South Carolina
March 26, 2002

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
www.mkbcpa.com

Schedule I

## Southern Financial Group, Inc.

### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

| | 2001 | 2000 |
|---|---|---|
| Net Capital | | |
| Total stockholders' equity | $ 1,717,634 | $ 1,679,426 |
| Deduct stockholders' equity not allowable for net capital | — | — |
| Total stockholders' equity qualified for net capital | 1,717,634 | 1,679,426 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | — | — |
| Other (deductions) or allowable credits-deferred income taxes payable | — | — |
| Total capital and allowable subordinated borrowings | 1,717,634 | 1,679,426 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable | — | — |
| Exchange memberships | — | — |
| Furniture, equipment, and leasehold improvements, net | 113,531 | 188,443 |
| Other assets | 1,446,591 | 1,211,791 |
| | 1,560,122 | 1,400,234 |
| Additional charges for customers' and noncustomers' security accounts | — | — |
| Additional charges for customers' and noncustomers' commodity accounts | — | — |
| Aged fails-to-deliver | — | — |
| Aged short security differences | — | — |
| Secured demand note deficiency | — | — |
| Commodity futures contracts and spot commodities/proprietary capital charges | — | — |
| Other deductions and/or charges | — | — |
| Net capital before haircuts on securities positions (tentative net capital) | 157,512 | 279,192 |
| Haircuts on securities | | |
| Contractual securities commitments | — | — |
| Securities collateralizing secured demand notes | — | — |
| Trading and investment securities | — | — |
| Bankers' acceptances, certificates of deposit, and commercial paper | — | — |
| U.S. and Canadian government obligations | — | — |
| State and municipal government obligations | — | — |
| Corporate obligations | — | — |
| Stocks and warrants | — | — |
| Options | — | — |
| Undue concentrations | — | — |
| Net Capital | $ 157,512 | $ 279,192 |

Schedule I (continued)

# Southern Financial Group, Inc.

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

| | 2001 | 2000 |
|---|---|---|
| Aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Short-term bank loans (secured by customers' securities) | $ — | $ — |
| Drafts payable | — | — |
| Payable to brokers and dealers | — | — |
| Payable to clearing broker | — | — |
| Payable to customers | — | — |
| Other accounts payable and accrued expenses | 261,737 | 245,858 |
| Items not included in statement of financial condition: | | |
| Market value of securities borrowed for which no equivalent value is paid or credited | — | — |
| Other unrecorded amounts | — | — |
| Total aggregate indebtedness | $ 261,737 | $ 245,858 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | |
| Aggregate indebtedness x 6-2/3% | $ 17,449 | $ 16,472 |
| Per Note A | 100,000 | 100,000 |
| Net capital requirement | $ 100,000 | $ 100,000 |
| Excess net capital | $ 57,512 | $ 179,192 |
| Excess net capital at 1,500 percent | $ 140,063 | $ 262,720 |
| Excess net capital at 1,000 percent | $ 131,338 | $ 254,606 |
| Ratio: Aggregate indebtedness to net capital | 1.66 to 1 | .88 to 1 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) | | |
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $ 160,931 | $ 226,046 |
| Allowable assets erroneously reported as nonallowable: | | |
| Deposits | | — |
| Accrued interest receivable | | — |
| Difference due to offsetting various asset accounts against related liabilities | | — |
| Audit adjustments to record additional compensation | | |
| Other audit adjustments (net) | (3,898) | 53,146 |
| Other items (net) | 479 | |
| Net capital per above | $ 157,512 | $ 279,192 |

# Independent Auditors' Report on Internal Control

## Required by SEC Rule 17A-5

*For the Years Ended December 31, 2001 and 2000*

Independent Auditors' Report On Internal Control Required
By Securities Exchange Commission (SEC) Rule 17a-5

The Board of Directors
Southern Financial Group, Inc.

In planning and performing our audits of the financial statements of Southern Financial Group, Inc. (the "Company") for the years ended December 31, 2001 and 2000, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practice and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

West Columbia, South Carolina
March 26, 2002